Ideanomics, Inc.

55 Broadway, 19th Floor

New York, NY 10006

February 5, 2020

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention: Kathryn Jacobson

Robert Littlepage

Celeste Murphy

Paul Fischer

Re: Ideanomics, Inc.

Registration Statement on Form S-1/A

Filed on December 31, 2019

File No. 333-224382

Dear Mr. Littlepage and Ms. Jacobson:

On behalf of Ideanomics, Inc., a Nevada corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on January 27, 2020 (the “Comment Letter”) with respect to the Company’s above referenced Forms.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Form S-1 filed on December 31, 2019

The Offering, page 10

1. We note your disclosure that approximately 20 million additional shares will be outstanding after the offering. Please provide further detail as to how these additional shares will become outstanding.

We have updated the Offering section at page 10 of the S-1/A to address the Staff’s comment.

Overview, page 37

2. We note your response to comment 9, the memo accompanying your responses, the revised disclosure on page 37 and elsewhere in your filing. We understand that through Asia EDX you distributed and traded GTB tokens in exchange for Bitcoin and Ether. In light of such distribution and trading, the GTB token holders' inability to convert such tokens into fiat, and additionally, the apparent lack of functional applications on the GTD blockchain, please provide us a detailed analysis and your conclusions with respect to the following.

In considering The Company’s response to the Staff’s comments the following overview of the Company’s activities in blockchain and related technologies maybe helpful.

The Company has a stated business goal to identify and deploy blockchain applications where it sees commercially viable opportunities to disrupt established industries and business processes.  The Company’s investment in Amer and Sun Seven Stars Energy were efforts to learn about the markets and business processes in the electronic components and oil industries, respectively. Similarly, the Company’s Digital Asset Management Services Agreement with GT Dollar (GTD) was also part of this type of initiative.  For clarity, in its provision of services under the Digital Asset Management Services Agreement, the Company provided consulting advice on the deployment of blockchain and Artificial Intelligence (AI) technologies on the GTD blockchain platform. The Company was not, and is not, involved in the management or operation of the GTD platform.   As referenced on p. 78 of the Company’s S-1/A filed on December 31, 2019, the Company believes that there is potential to use blockchain technology to create and trade digital securities referred to as digital tokens; however, the Company has not commenced this activity. If and when the Company engages in such activity it anticipates using its FINRA registered Broker Dealer, The Delaware Board of Trade (DBOT) and its registered Alternative Trading System (ATS) as the platform for distributing and trading digital securities, subject to having obtained all necessary regulatory approvals and licenses.

Separately, and unrelated to the blockchain and digital token business objectives discussed above, the Company holds GTB cryptocurrency (GTB).  The Company is a passive holder of GTB with the stated intention of converting the GTB into fiat as quickly as possible, subject to market conditions.  It is not the Company’s intention in any way to trade the GTB in an attempt to profit from changes in the market price.  The Company received the GTB simply as payment for content that it sold to GTD and as payment for services performed by the Company for GTD under the Digital Asset Management Services Agreement discussed above and has been making efforts only to convert the GTB to fiat.  In the absence of the AsiaEDX exchange permitting the conversion of GTB to fiat, the Company has converted a portion of its holdings of GTB into the more widely traded and liquid Bitcoin (BTC) and Ethereum (ETH) in an effort to make the Company’s holding of cryptocurrency less subject to volatile price movements.  The Company will update its disclosures in future Form 10-K and Form 10-Q filings in a manner similar to those disclosures contained in the Form S-1/A filed on February 5, 2020 in order to clarify that the value of the Company’s holdings of BTC & ETH are subject to changes in the price ratio of GTB to US$ rather than the quoted price of BTC & ETH.

• Explain to us whether GTB tokens may be deemed a security. In this regard, we note your disclosure on page 21 that "speculators and investors who seek to profit from trading and holding GTB currently account for a significant portion of GTB demand." On page F-47, you further state that "the value of GTB is determined by the value that various market participants place on GTB through their transactions. GTB holders make or lose money from buying and selling GTB." We also note GTB's trading history which you provided supplementally and your reference to the four-part Howey test on page 78.

As stated above, the Company is a passive holder of GTB with the stated intention of converting the GTB into fiat as quickly as possible, subject to market conditions.  It is not the Company’s intention in any way to trade the GTB in an attempt to profit from changes in the market price.  The Company received the GTB simply as payment for content that it sold to GTD and as payment for services performed by the Company for GTD under the Digital Asset Management Services Agreement discussed above and has been making efforts only to convert the GTB to fiat. As referenced on p. 78 of the Company’s S-1/A filed on December 31, 2019, the Company believes that there is potential to use blockchain technology to create and trade digital securities referred to as digital tokens; however, the Company has not commenced this activity. The Company will only commence this activity once a regulatory framework is in place and in compliance with such regulatory framework. In the absence of the AsiaEDX exchange permitting the conversion of GTB to fiat, the Company has converted a portion of its holdings of GTB into the more widely traded and liquid Bitcoin (BTC) and Ethereum (ETH) in an effort to make the Company’s holding of cryptocurrency less subject to volatile price movements.  The Company will update its disclosures in future Form 10-K and Form 10-Q filings in a manner similar to those disclosures contained in the Form S-1/A filed on February 5, 2020 in order to clarify that the value of the Company’s holdings of BTC & ETH are subject to changes in the price ratio of GTB to US$ rather than the quoted price of BTC & ETH. Based upon the foregoing and the fact that the Company is not acting as a speculator or investor intending to make or lose money from buying and selling GTB, the Company does not believe that whether the GTB tokens are deemed a security is relevant.

• Tell us whether your distribution of GTB tokens through the Asia EDX in exchange for Bitcoin and Ether may be deemed an initial exchange offering subject to SEC registration.

As explained above, the Company is not now, nor was it ever in the past, distributing GTB tokens. The Company is a passive holder of GTB, Bitcoin and Ethereum with the sole objective of converting these holdings to fiat. The Company’s conversion of GTB into Bitcoin and Ethereum was done solely as an effort to reduce volatility and market risk by converting a portion of the Company’s holdings of GTB to Bitcoin and Ethereum which are more liquid and normally less volatile in terms of price change. The Company will update its disclosures in future Form 10-K and Form 10-Q filings in a manner similar to those disclosures contained in the Form S-1/A filed on February 5, 2020 in order to clarify that the value of the Company’s holdings of BTC & ETH are subject to changes in the price ratio of GTB to US$ rather than the quoted price of BTC & ETH.

• Explain how you concluded that GTB tokens held for trading may be characterized as intangible assets. Refer us to your basis in the accounting literature.

As explained above, the Company does not hold GTB, Bitcoin or Ethereum for the purposes of trading the holdings. The Company is a passive holder of GTB, Bitcoin and Ethereum with the sole objective of converting these holdings to fiat.

Below is the relevant extract from the Company’s accounting memo related to its holdings of GTB. The full memo was provided as an Appendix to the Company’s response on January 15, 2020 to the previous comment letter on the S-1 filing

“Given that there is limited precedent regarding the classification and measurement of cryptocurrencies and other digital tokens under current Generally Accepted Accounting Principles (“GAAP”), the Company has determined to account for these tokens as indefinite-lived intangible assets by reference to the existing International Financial Reporting Standards (“IAS 38”) and apply analogy to ASC 350, Intangibles—Goodwill and Other until further guidance is issued by the FASB because:

a.	it is a resource controlled by an entity (that is, the entity has the power to obtain the economic benefits that the asset will generate and to restrict the access of others to those benefits) as a result of past events and from which future economic benefits are expected to flow to the entity;
b.	it is identifiable, because it can be sold, exchanged or transferred individually;
c.	it is not cash or a non-monetary asset; and
d.	it has no physical form.

Therefore, we recorded GTB tokens at cost and not subject to amortization, but shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that they are impaired. If, at the time of an impairment test, the carrying amount of an intangible asset exceeds its fair value, an impairment loss in an amount equal to the excess is recognized in the statement of operations.”

As discussed on a conference call with the SEC staff on January 29, 2020, the Company has included disclosure regarding the impairment of GTB tokens in the “Recent Developments” section of the Form S-1/A filed with the SEC on February 5, 2020.

• Compare for us your total GTB holdings, including those which are denominated in Bitcoin and Ether, to the total GTB circulating supply based on information available through Asia EDX and GT Dollar.

The Company has been unable to find information regarding the total GTB circulating supply from any source including Asia EDX and GT Dollar.

• Explain if and when you will be able to exchange your GTB tokens denominated in Bitcoin and Ether into other digital currencies. Since your holdings of GTB tokens denominated in Bitcoin and Ether do not constitute direct holdings of such currencies, please explain to us how the GTB/BTC and GTB/ ETH conversion ratios (per your supplementary materials) were determined and when and how such denominations may be converted into direct holdings. Further clarify if settlement of the exchange transaction is the subject of a futures or forward contract.

The AsiaEDX currently permits holders of cryptocurrencies on the exchange to convert holdings between the various cryptocurrencies traded on the exchange. The AsiaEDX exchange currently does not permit the conversion of cryptocurrencies into fiat. The Company’s disclosure in its most recently filed S-1/A on December 31, 2019 includes disclosures relating to the inability of the Company to convert its holdings of GTB, BTC and ETH into fiat – see the Overview on page 37 and Note 19, “Concentration, Credit and Other Risks” subsection (f) “Digital Currency Risks” on page F-64.

Conversions of cryptocurrencies quoted on the AsiaEDX platform are executed at the rates quoted on the platform at the time of exchange / conversion. The company has no control over the quoted rates. The settlement of exchange transactions does not require nor result in a futures or forward contract.

The Company will update its disclosures in future Form 10-K and Form 10-Q filings in a manner similar to those disclosures contained in the Form S-1/A filed on February 5, 2020 in order to clarify that the value of the Company’s holdings of BTC & ETH are subject to changes in the price ratio of GTB to US$ rather than the quoted price of BTC & ETH.

• Tell us if you may be deemed a broker/dealer of GTB tokens or a money services business (i.e., an administrator of the GTD blockchain) subject to securities and commodities, money services and transmitter laws which you referenced on pages 78-79 of your filing. Please provide us a detailed evaluation of your capacity to distribute and trade GTB tokens in this regard.

As stated above, the Company is a passive holder of GTB with the stated intention of converting the GTB into fiat as quickly as possible, subject to market conditions.  It is not the Company’s intention in any way to trade the GTB in an attempt to profit from changes in the market price.  The Company received the GTB simply as payment for content that it sold to GTD and as payment for services performed by the Company for GTD under the Digital Asset Management Services Agreement discussed above and has been making efforts only to convert the GTB to fiat.  In the absence of the AsiaEDX exchange permitting the conversion of GTB to fiat, the Company has converted a portion of its holdings of GTB into the more widely traded and liquid Bitcoin (BTC) and Ethereum (ETH) in an effort to make the Company’s holding of cryptocurrency less subject to volatile price movements.  The Company has no intention at all nor does it possess any capacity at all distribute and trade tokens. Based upon the foregoing, the Company does not believe that it could be deemed in any way a broker/dealer of GTB tokens or a money services business subject to relevant law. As referenced on p. 78 of the Company’s S-1/A filed on December 31, 2019, the Company believes that there is potential to use blockchain technology to create and trade digital securities referred to as digital tokens; however, the Company has not commenced this activity. If, in the future, the Company decides to commence this activity it will only do so once all the necessary regulatory approvals and licenses have been obtained. Subject to any regulations then in place, the Company anticipates using its FINRA registered Broker Dealer, The Delaware Board of Trade (DBOT) and its registered Alternative Trading System (ATS) as the platform for distributing and trading digital securities and tokens in the event that the Company is able to create any digital securities.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Digital Currency, page F-47

3. We note your response to comment 6. Please expand your disclosure to identify the applications that are currently functional on the GTD block chain and the extent to which GTB token holders have utilized their token holdings to access such applications. Clarify your disclosure to state whether Asia EDX allows such holders to access and use their GTB tokens in exchange for goods and services sold by participating merchants, absent any ability to convert such tokens into fiat.

The Company has expanded its disclosure to include reference to GTB being used to pay for purchases at participating merchants.

Note 6. Accounts Receivable, page F-51

4. We note that you sold your Amer subsidiary which had accounted for a significant portion of your uncollected long-term receivables through August 31, 2019. Please tell us your consideration of the Amer subsidiary as a discontinued operation pursuant to ASC 205- 20-45-1(B)(b). In this regard, we note that your ongoing operations appear to constitute a significant strategic shift from your former trading business in 2018.

At the time of disposal of the Company’s majority ownership interest in Amer consideration was given as to whether Amer should be considered a discontinued operation. In accordance with the guidance the Company believes that Amer should not be considered a discontinued operation as the disposal does not represent a strategic shift away from the business strategy of seeking opportunities to deploy blockchain and AI technologies to disrupt established industries and business processes. The Company has been consistent in its disclosure that Amer was purchased as a means of learning about the industry for trading consumer electronics with the goal of identifying opportunities to deploy blockchain in a disruptive manner. The Company disposed of Amer because it believes that it had extracted most of the learnings to be had through majority ownership. Please see page 34 of the Company’s 10-Q filing for the period ended September 30, 2018 and page 3 of the 10-K filing for the Year Ended December 31, 2018 for discussion of the rational for the Company’s investment in Amer.

General

5. We note your Form 8-K filing on January 10, 2020 discussing a letter from Nasdaq's listing qualifications staff regarding the company's compliance with certain listing standards. Please prominently disclose and discuss these developments in your prospectus.

The Company has expanded its disclosure to discuss the “Delisting” notice received from the Nasdaq.

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (212) 206-1216 or William N. Haddad, Esq. of Venable LLP, counsel to the Company at (212) 503-9812.

Very truly yours,

/s/ Alfred Poor

Alfred Poor

Chief Executive Officer

cc: William N. Haddad, Esq., Venable LLP